UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 64812/July 6, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14427

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In the Matter of   :
                                                                  :
BP INTERNATIONAL, INC.,   :
CYGENE LABORATORIES, INC.,   :   ORDER MAKING FINDINGS AND
DELEK RESOURCES, INC.,   :   REVOKING REGISTRATIONS
FLOORING AMERICA, INC.,   :   BY DEFAULT
INTERNATIONAL DIVERSIFIED   :
   INDUSTRIES, INC.,   :
NOVA BIOGENETICS, INC., and   :
THE TUBE MEDIA CORP.   :

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SUMMARY

        This Order revokes the registrations of the registered securities of BP International, Inc., CyGene Laboratories, Inc., Delek Resources, Inc., International Diversified Industries, Inc., Nova Biogenetics, Inc., and The Tube Media Corp. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on June 16, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 20, 2011.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. §

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[1] Flooring America, Inc., remains in the proceeding.

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

BP International, Inc. (BPIL),[3] CIK No. 1082737,[4] is a void Delaware corporation located in DeLand, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BPIL is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5] for the period ended February 28, 2006, which reported a net loss of $2,078,628 for the prior nine months. As of June 9, 2011, the common stock of BPIL was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CyGene Laboratories, Inc. (CYGE), CIK No. 810691, is a void Delaware corporation located in Coral Springs, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CYGE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2005, which reported a net loss of $3,702,208 for the prior year. As of June 9, 2011, the common stock of CYGE was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Delek Resources, Inc. (DLKR), CIK No. 1049660, is a dissolved Florida corporation located in Miami Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DLKR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of $4,456,670 for the prior nine months. As of June 9, 2011, the common stock of DLKR was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

International Diversified Industries, Inc. (IDII), CIK No. 934006, is a forfeited Delaware corporation located in Clearwater, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IDII is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period

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[3] The short form of each issuer's name is also its stock symbol.

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

ended September 30, 1998, which reported a net loss of $2,301,003 for the prior nine months. As of June 9, 2011, the common stock of IDII was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Nova Biogenetics, Inc. (NVBG), CIK No. 1160078, is a void Delaware corporation located in Sandy Springs, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NVBG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 2006, which reported a net loss of $1,669,353 for the prior year. As of June 9, 2011, the common stock of NVBG was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The Tube Media Corp. (TUBM), CIK No. 1168932, is a void Delaware corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TUBM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $12,155,512 for the prior nine months. As of June 9, 2011, the common stock of TUBM was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of BP International, Inc., is REVOKED;

the REGISTRATION of the registered securities of CyGene Laboratories, Inc., is REVOKED;

the REGISTRATION of the registered securities of Delek Resources, Inc., is REVOKED;

the REGISTRATION of the registered securities of International Diversified Industries, Inc., is REVOKED;

the REGISTRATION of the registered securities of Nova Biogenetics, Inc., is REVOKED; and

the REGISTRATION of the registered securities of The Tube Media Corp. is REVOKED.

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                                        Carol Fox Foelak
                                        Administrative Law Judge